U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Recon Technology, Ltd (the “Company”) has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated April 23, 2024, notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because the Company currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company had received a period of 180 calendar days and a second period of an additional 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expired on April 22, 2024. As of April 22, 2024, the Company did not compliance with Listing Rule 5550(a)(2) which was triggered since the bid price of the Company’s listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s ordinary shares will be suspended at the opening of business on May 2, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on the Nasdaq Stock Market.

On April 29, 2024, the Company requested a hearing before a Hearings Panel (the “Panel”). Such request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision, during the period before the hearing, the Company’s Class A ordinary shares will continue to trade. Separately, the Company expects the recently approved consolidation of its Class A ordinary shares will take effect on May 1, 2024.

Exhibits

Exhibit 99.1	Press release dated April 29, 2024 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: April 29, 2024	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer